ArcelorMittal General Offer to all shareholders in China Oriental was completed today

Luxembourg, 5 February 2008 – ArcelorMittal today announces the completion of its general offer to shareholders in China Oriental.

On 14 December 2007 ArcelorMittal launched a mandatory cash tender offer to acquire all of the outstanding share capital in China Oriental. Prior to the offer ArcelorMittal together with its concert parties held approximately 73% of the existing issued share capital of the Company. Following the offer and accounting for all valid acceptances, ArcelorMittal together with its concert parties have increased the aggregate holding to approximately 92.1%.

Accordingly, the minimum public float requirement under the Hong Kong Stock Exchange listing rules of 25% has been reduced below the regulatory threshold and should be restored as soon as practicable.

In the interim the Company has applied for a suspension of trading of the shares on the HK Stock Exchange with immediate effect.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397